SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

_X_ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2001

Or

___ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from __________ to __________

Commission file number 1-5911

A. Full title of the plan and the address of the plan, if different from that of the issuer named below Spartech Corporation 401(k) Savings & Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office Spartech Corporation, 120 S. Central Avenue, Suite 1700, Clayton, Missouri 63105

Spartech Corporation 401(k) Savings & Investment Plan

FORM 11-K

Financial Statements.

The Plan's audited statements of net assets available for fund benefits as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001.

Exhibits.

23.1-- Consent of Ernst & Young LLP, Independent Auditors
23.2-- Notice Regarding Consent of Arthur Andersen LLP

Financial Statements and Supplemental Schedule

Spartech Corporation 401(k) Savings & Investment Plan
Years Ended December 31, 2001 and 2000

Spartech Corporation
401(k) Savings & Investment Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2001 and 2000

Contents

Report of Independent Auditors

The Administrative Committee
Spartech Corporation

We have audited the accompanying statement of net assets available for benefits of Spartech Corporation 401(k) Savings & Investment Plan as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2001 was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements for the year ended December 31, 2001 and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Ernst & Young LLP

June 25, 2002

ARTHUR ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Spartech Corporation:

We have audited the accompanying statements of net assets available for benefits of Spartech Corporation 401(k) Savings & Investment Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Spartech Corporation 401(k) Savings & Investment Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

St. Louis, Missouri,
June 8, 2001

LEGEND FOR AUDIT OPINION

This is a copy of the audit report previously issued by Arthur Andersen in connection with the Plan's filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen in connection with this filing on Form 11-K. See exhibit 23.2 for further discussion.

Spartech Corporation
401(k) Savings & Investment Plan

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Investments, at fair value	**$37,035,905**	$36,250,832
Participant contributions receivable	**330,178**	401,742
Employer contributions receivable	**119,122**	139,564
Dividends receivable	**33,148**	36,127
Total assets	**37,518,353**	36,828,265
Liabilities		
Refunds for excess contributions	**5,146**	35,225
Net assets available for benefits	**$37,513,207**	$36,793,040

See accompanying notes.

Spartech Corporation
401(k) Savings & Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2001	**2000**
Additions:		
Interest and dividend income	**$ 963,527**	$ 1,878,271
Contributions from:		
Employer	**1,361,575**	1,449,008
Participants	**4,199,471**	6,756,528
Transfers to the Plan	**–**	95,809
Total additions	**6,524,573**	10,179,616
Deductions:		
Payments to withdrawn and retired participants	**2,707,629**	2,727,108
Refunds due for excess contributions	**5,146**	35,225
Administrative expenses	**12,993**	–
Net realized and unrealized depreciation in fair value of investments	**(3,078,638)**	(5,723,304)
Total deductions	**5,804,406**	8,485,637
Net increase	**720,167**	1,693,979
Net assets available for benefits, beginning of year	**36,793,040**	35,099,061
Net assets available for benefits, end of year	**$37,513,207**	$36,793,040

See accompanying notes.

Spartech Corporation
401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2001

1. Description of Plan

The following description of the Spartech Corporation (the Company) 401(k) Savings & Investment Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan. The participating employees in the Plan are employed by the Company and its subsidiaries. All U.S. employees who have completed six months of continuous service with the Company and are age 21 or older are eligible to become participants in the Plan, except those employees covered by a collective bargaining agreement that does not provide for participation in the Plan leased employees or those employed by Spartech Polycom, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1 to 15 percent of eligible compensation, as defined by the Plan. The Company provides a contribution of up to 3 percent of participants' annual compensation by matching one-half of participant contributions. The Company may also make discretionary contributions to the Plan, although in 2001 no such discretionary contributions were made. Participants may also make rollover contributions to the Plan from other qualified retirement plans. All contributions are subject to applicable limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's matching contribution and discretionary contribution, if any, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

Vesting

Participants are immediately vested in their contributions. Company contributions plus actual earnings thereon are vested in 20 percent increments after one year of service with 100 percent vesting after five years of service. Participants also become 100 percent

1. Description of Plan (continued)

vested upon reaching age 65, upon becoming totally disabled, upon death, or upon plan termination.

Investment Options

Upon enrollment in the Plan, employee contributions and employer matching contributions may be directed into any of the investment options offered by the Plan. These investment choices offer a variety of investment options depending upon the participant's investment objectives. The investment options are all trusteed mutual funds and a Company stock fund.

All investments are participant-directed.

Forfeitures

Forfeitures of nonvested employer contributions are used to reduce future employer contributions. At December 31, 2001, forfeited non-vested accounts totaled approximately $47,000.

Payment of Benefits

On termination of service due to any reason or upon request after reaching age 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a period based on his or her life expectancy. Hardship withdrawals are also permitted under the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one year to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions. Interest rates on loans ranged from 5.75 percent to 10 percent at December 31, 2001.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value based on quoted market prices. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost which approximates market.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company, except for certain expenses related to loans or hardship withdrawals which are paid by the affected participants' accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Transfer to the Plan

During 2000, a transfer of $95,809 was made to the Plan from the Lustro Company Union Employees' 401(k) Savings Plan. Lustro Plastics Company LLC was acquired by the Company in 1999.

3. Investments

The fair value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:

	December 31	
	2001	**2000**
Janus Worldwide Fund	**$6,743,240**	$7,920,950
Armada Equity Index Fund	**4,893,525**	5,016,701
Armada Bond Fund	**2,825,925**	2,106,892
Armada Money Market Fund	**8,781,629**	6,944,639
George Putnam Fund of Boston	**Less than 5%**	4,355,821
Company Stock Fund	**7,197,354**	7,674,543
AIM Balanced Fund	**4,449,309**	Less than 5%

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(3,078,638) and $(5,723,304), respectively, as follows:

	Year Ended December 31	
	2001	**2000**
Janus Worldwide Fund	**$(1,905,753)**	$(2,640,793)
Armada Equity Index Fund	**(690,054)**	(590,715)
Armada Bond Fund	**19,661**	14,725
George Putnam Fund of Boston	**19,570**	224,980
Company Stock Fund	**(114,721)**	(2,730,830)
AIM Balanced Fund	**(407,341)**	(671)
	$(3,078,638)	$(5,723,304)

The Plan received dividends from Company stock of $135,688 during the year ended December 31, 2001.

4. Plan Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 1, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended and restated, and the Plan's sponsor has applied for a new determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants will be fully vested in their accounts.

6. Subsequent Event

In February 2002, the Plan was amended and restated.

Supplemental Schedule

Spartech Corporation
401(k) Savings & Investment Plan

EIN: 43-0761773
Plan No. 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
Janus Worldwide Fund	153,809 shares of mutual funds	$ 6,743,240
Armada Equity Index Fund	495,292 shares of mutual funds	4,893,525
Armada Bond Fund	289,537 shares of mutual funds	2,825,925
Armada Money Market Fund	8,781,479 shares of mutual funds	8,781,629
George Putnam Fund of Boston	3,463 shares of mutual funds	57,445
Spartech Corporation Company Stock Fund*	349,753 shares of company stock	7,197,354
AIM Balanced Fund	171,521 shares of mutual funds	4,449,309
Participant loans receivables	Various participants, interest rate from 5.75% to 10%, maturities through 2006	2,087,478
		$37,035,905

All investments are participant-directed.

*Party-in-interest.

0205-0309855

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTECH CORPORATION 401(k)
SAVINGS & INVESTMENT PLAN

Date June 28, 2002

P Parrucci

Patricia F. Parrucci
National City Bank
Trustee

Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-60381) pertaining to Spartech Corporation 401(k) Savings & Investment Plan of our report dated June 25, 2002, with respect to the financial statements and schedule of the Spartech Corporation 401(k) Savings & Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Ernst & Young LLP

St. Louis, Missouri
June 28, 2002

EXHIBIT 23.2

NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

Section 11(a) of the Securities Act provides that if part of a registration statement at the time it becomes effective contains an untrue statement of material fact, or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, an accountant who has consented to be named as having certified any part of the registration statement or as having prepared any report for use in connection with the registration statement.

On April 30, 2002 the Spartech Corporation 401(k) Savings & Investment Plan dismissed Arthur Andersen LLP as its independent auditors. Prior to the date of this Form 11-K, the Arthur Andersen partner responsible for the audit of the financial statements of the Spartech Corporation 401(k) Savings & Investment Plan as of December 31, 2000 and for the year then ended resigned from Arthur Andersen. As a result, after reasonable efforts, the Plan has been unable to obtain Arthur Andersen's written consent to the incorporation by reference into Spartech Corporation's registration statements on Form S-8 (No. 333-60381) of Arthur Andersen's audit report with respect to the Plan's financial statements as of December 31, 2000 and for the year then ended. Under these circumstances, Rule 437a under the Securities Act permits the Plan to file this Form 11-K, which is incorporated by reference into Spartech Corporation's registration statement, without a written consent from Arthur Andersen. However, as a result, Arthur Andersen will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact required to be stated therein. Accordingly, you would be unable to asset a claim against Arthur Andersen under Section 11(a) of the Securities Act.